SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 19, 2003

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
                will file annual reports under cover of
                             Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
                       Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:   Press release dated September 19, 2003 - Turkcell Announces New
              Financing Arrangement

[GRAPHIC OMITTED]


                                                           FOR IMMEDIATE RELEASE




                  TURKCELL ANNOUNCES NEW FINANCING ARRANGEMENT



Istanbul, Turkey, September 19, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced a new financing arrangement.

Turkcell today gave a mandate to HSBC Bank A.S. Turkey ("HSBC") and The Islamic Development Bank ("IDB") to arrange a financing up to US$100 million with a maturity of two years from each drawdown of the financing. The financing will be structured in the form of a syndicated murabaha, a type of cost plus financing method based on Islamic principles. The syndicate will be led by HSBC and the IDB. The availability period will be 180 days from the signing date and the grace period will be one year from each drawdown. The new financing arrangement will be unsecured and used for certain qualified equipment purchases in 2003 and 2004.

Commenting on this new financing and other recent developments for Turkcell, Mr. Ekrem Tokay, CFO of Turkcell, said, "Our latest financial restructuring shows our commitment to improve our balance sheet by decreasing our financing costs and increasing the maturity of our debt, and helps us to expand our lender base. We believe the efficient management of our capital base enhances the value we create in the Turkish mobile market."


                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:



Contact:

Turkcell                                 Citigate Dewe Rogerson
Investors:                               Europe:
Koray Ozturkler, Investor Relations      Kate Delahunty
Tel: +90-212/313-1500                    Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr   Email: kate.delahunty@citigatedr.co.uk
or
                                         or
Mehmet Sezgin, Investor Relations
Tel: + 90-212/313-1290                   United States:
Email: mehmet.sezgin@turkcell.com.tr     Victoria Hofstad/Jessica Wolpert
investor.relations@turkcell.com.tr       Tel: +1-212/840-0008
                                         Email: victoria.hofstad@citigatefi.com
Media:                                   jessica.wolpert@citigatefi.com
Zuhal Seker, Corporate Communications
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    September 19, 2003                    By:  /s/ MUZAFFER AKPINAR
                                                   ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer